EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FULL CIRCLE INDUSTRIES, INC.,

BIOGOLD FUELS CORPORATION,

AND

BIOGOLD ACQUISITION, INC.

DATED AS OF APRIL 13, 2007

AGREEMENT AND PLAN OF MERGER

BETWEEN:

Biogold Fuels Corporation, a body corporate incorporated under the State laws of Nevada (hereinafter referred to as “Parent”);

OF THE FIRST PART

-and-

Biogold Acquisition, Inc., a body corporate incorporated under the laws of the State of Nevada and a wholly-owned subsidiary of Parent, (hereinafter referred to as “Merger Sub”);

OF THE SECOND PART

-and-

Full Circle industries, Inc. (“Company”), a body corporate incorporated under the laws of the State of Nevada, (hereinafter referred to as “Company”);

RECITALS

WHEREAS Company is a technology company whose business goal is to commercialize their licensed and proprietary processing system for biodiesel production on an industrial scale and to become a leading provider of biodiesel in the United States and elsewhere as described in the Executive Summary delivered to Parent;

AND WHEREAS upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2) and in accordance with the Revised Statues of the State of Nevada (the “RSN”), Parent and Company intend to enter into a business combination transaction by means of a merger between Merger Sub and the Company in which the Company will merge with Merger Sub and be the surviving entity, through an exchange of all the issued and outstanding shares of capital stock of the Company for shares of common stock of the Parent.

AND WHEREAS the Board of Directors of the Company, Parent and Merger Sub have determined that the Merger (as defined in Section 1.1) is fair to, and in the best interests of, their respective companies and their respective stockholders.

AND WHEREAS The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

THIS AGREEMENT WITNESSES that, in consideration of the premises and of the covenants, agreements, warranties and representations herein set forth and provided for, the parties hereto respectively covenant and agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the RSN, Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.” The Merger is hereinafter sometimes referred to as the “Transaction.”

1.2 Effective Time; Closing. Subject to the conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Nevada in accordance with the relevant provisions of the RSN a Articles of Merger (the “Articles of Merger”) (the time of such filing with the Secretary of State of the State of Nevada, or such later time as may be agreed in writing by the Company and Parent and specified in the Articles of Merger, being the “Effective Time”) as soon as practicable on or after the Closing Date (as herein defined). The term “Agreement” as used herein refers to this Agreement and Plan of Merger, as the same may be amended from time to time, and all schedules hereto (including the Company Schedules and Parent Schedules). Unless this Agreement shall have been terminated hereunder, the closing of the Merger (the “Closing”) shall take place on April 25, 2007 at the offices of the Company, 1800 Century Park East, Suite 600, Los Angeles, CA 90067, Fax: (310) 556-0026, or at such other time, date and location as the parties hereto agree in writing (the “Closing Date”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the RSN. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Articles of Incorporation; Bylaws.

(a) At the Effective Time, the Articles of Incorporation of the Parent shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Articles of Incorporation of the Surviving Corporation.

(b) The Bylaws of the Parent shall be the Bylaws of the Surviving Corporation.

1.5 Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of the Parent immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of the Parent immediately prior to the Effective Time; provided, however, Steve Racoosin, chief executive officer of the Company prior to the Effective Time, shall be appointed to the position of Chief Executive Officer of the Surviving Corporation at the Effective Time.

1.6 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and this Agreement and without any action on the part of Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(a) Conversion of Company Capital Stock. Each share of preferred stock of the Company, par value $0.0001 per share (“Company Preferred Stock) and each share of common stock, par value $0.0001 per share (“Company Common Stock), of the Company (collectively, the Company Preferred Stock and the Company Common Stock shall be referred to herein as the “Company Capital Stock”) issued and outstanding immediately prior to the Effective Time as listed on Schedule 2.1 attached hereto, will be automatically converted into the right to receive on the Closing Date one share of Common Stock, par value $0.0001 per share, of Parent (“Parent Common Stock”) (the “Common Exchange Ratio”) upon surrender of the certificate representing such share of Company Capital Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9). If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock will also be unvested or subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(b) Assumption of Company Stock Options. At the Closing, each outstanding option to purchase shares of Company Common Stock (each, a “Company Stock Option”), whether or not vested, shall be assumed by Parent. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such Company Stock Option immediately prior to the Closing (including, without limitation, any repurchase rights or vesting provisions and provisions regarding the acceleration of vesting on certain transactions, other than the transactions contemplated by this Agreement), except that (i) each Company Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of common stock, no par value per share, of Parent (“Parent Common Stock”) equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Closing multiplied by one (“Option Exchange Ratio”), rounded up to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Closing by the Option Exchange Ratio, rounded down to the nearest whole cent.

(c) Assumption of Company Common Stock Warrants. At the Closing, each outstanding warrant to purchase shares of Company Common Stock (each, a “Company Common Stock Warrant”) shall be assumed by Parent and will continue to have, and be subject to, the same terms and conditions of such Company Common Stock Warrants immediately prior to the Closing, except that (i) such Company Common Stock Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Common Stock Warrant immediately prior to the Closing multiplied by the Option Exchange Ratio, rounded up to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Common Stock Warrant will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Common Stock Warrant was exercisable immediately prior to the Closing by the Option Exchange Ratio, rounded down to the nearest whole cent.

(d) Capital Stock of Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

(e) Adjustments to Exchange Ratios. The Exchange Ratios (as defined below) shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock, Company Common Stock, Company Preferred Stock (or any options or warrants with respect to the foregoing) occurring on or after the date hereof and prior to the Effective Time.

(f) Fractional Shares. Fractional shares of Parent Common Stock will be issued by virtue of the Merger (rounded to the second decimal point).

1.7 Surrender of Certificates.

(a) Exchange Agent. Company or such other agent or agents as Company may appoint shall be designated by the parties hereto to act as the exchange agent (the “Exchange Agent”) in the Merger.

(b) Parent to Provide Parent Common Stock. Promptly after the Effective Time, and in no event more than three (3) business days thereafter, Parent shall make available for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock and any dividends or distributions to which holders of such shares may be entitled pursuant to Section 1.7(d).

(c) Exchange Procedures. Promptly after the Effective Time, and in no event more than three (3) business days thereafter, Parent shall mail to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”), which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.6: (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to Parent and shall contain such other customary provisions as Parent may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates for cancellation to Parent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of shares of Parent Common Stock into which their shares of Company Capital Stock were converted into the right to receive at the Effective Time and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, to evidence only the right to receive the applicable number of shares of Parent Common Stock (or Common Stock issuable upon conversion of Common Stock) issuable pursuant to Section 1.6.

(d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock to be issued upon surrender thereof until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates with a properly completed letter of transmittal letter, Parent shall promptly deliver to the record holders thereof, without interest, certificates representing shares of Parent Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares.

(e) Transfers of Ownership. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(f) Required Withholding. Each of Parent, any agents appointed by Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Capital Stock such amounts as are required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(g) Termination of Exchange Agent Funding. Parent Common Stock held by the Exchange Agent (other than Parent) which have not been delivered to holders of Certificates within six months after the Effective Time shall promptly be paid or delivered, as appropriate, to Parent, and thereafter holders of Certificates who have not theretofore complied with the exchange procedures outlined in and contemplated by this Section 1.7 shall thereafter look only to Parent (subject to abandoned property, escheat and similar laws) only as general creditors thereof for their claim for shares of Parent Common Stock and any dividends or distributions pursuant to Section 1.7(d) with respect to such shares to which they are entitled.

(h) No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation, the Company nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.8 No Further Ownership Rights in Company Capital Stock. All shares of Parent Common Stock issued in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.9 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock which the shares of Company Capital Stock formerly represented by such Certificates were converted into the right to receive pursuant to Section 1.6.

1.10 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of Company and Merger Sub will take all such lawful and necessary action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed on the schedules prepared by the Company (the "Company Schedules"), the Company hereby represents and warrants to, and covenants with, Parent and Merger Sub, as follows:

2.1 Company has been duly formed, organized and is a duly existing corporation and in good standing under the laws of Nevada and to the Company’s knowledge, (i) the issued and outstanding capital stock of the Company is issued in the amounts and to the individuals/entities as set forth on Schedule 2.1 attached heretoCompany and (ii) Schedule 2.1 sets forth all of the issued and outstanding capital stock of the Company;

2.2 the unaudited financial statements of the Company delivered to the Parent (collectively the “Financial Statements”) are the complete and correct copies of the Company Financial Statements. The Company Financial Statements present fairly the financial position and results of operations and changes in cash flows of Company as of the respective dates or for the respective periods reflected therein;

2.3 no person, firm or corporation now has, or at Closing will have, any agreement or option or any right capable of becoming an agreement for the purchase, subscription or issuance of any of the unissued shares in the capital of Company other than as noted on any schedule hereto;

2.4 no dividend on any shares in the capital of Company has been declared, paid or authorized, or will be declared, paid or authorized after the date hereof and up to Closing other than as noted on any schedule hereto;

2.5 no payments have been made or authorized, or will be made or authorized after the date hereof and prior to Closing by Company to officers, directors, shareholders or employees of Company except in the ordinary course of business and at the regular rate of salary or other remuneration other than as noted on any schedule hereto;

2.6 no bonuses have been paid or authorized, or will be paid or authorized after the date hereof and prior to Closing by Company to officers, directors, shareholders or employees of Company except in the ordinary course of business and at regular rate of salary or other remuneration other than as noted on any schedule hereto;

2.7 no capital expenditures in excess of $10,000 have been authorized, or will be authorized after the date hereof and up to Closing by Company with the exception of the necessary expenditures to be incurred in the normal course of business other than as noted on any schedule hereto;

2.8 Company will not have at Closing any outstanding contracts other than contracts in the ordinary course of business, and previously disclosed to Parent, other than as listed on any schedule hereto;

2.9 except as indicated on any schedule attached hereto, to the best of the Company’s knowledge and belief, there are not now and at Closing there will be no actions, suits or proceedings (whether or not purportedly on behalf of Company) pending or to the knowledge of Company threatened against or affecting Company at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, and which involve the possibility of any judgment or liability not fully covered by insurance;

2.10 to the best of the Company’s knowledge and belief, Company is not in material default or material breach of any material contracts, agreements, written or oral, indentures or other instruments to which it is a party or by which it is bound and there exists no state of facts which after notice or lapse of time or both would constitute such a default or breach and all such contracts, agreements, indentures or other instruments are now in good standing and Company is entitled to all benefits thereunder, provided that this provision shall not apply to any default or breach adversely affecting the financial position of Company to the extent of less than $10,000.00 in the aggregate other than as noted on any schedule hereto;

2.11 to the best of the Company’s knowledge and belief, Company is conducting its business in material compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on. Company is not in breach of any such laws, rules or regulations, except for breaches which in the aggregate are immaterial, and is duly licensed, registered or qualified in each jurisdiction in which it owns or leases property or carries on business, to enable its business to be carried on as now conducted by it and its property and assets to be owned, licensed and operated, and all such licences, registrations and qualifications are valid and subsisting and in good standing other than as noted on any schedule hereto;

2.12 Company has filed or will be filing, all tax returns required to be filed by it and has paid all taxes which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable by it on or before the date hereof. Adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against Company. There are no actions, suits, proceedings, investigations or claims now threatened or pending against Company in respect of taxes, governmental charges or assessments, asserted by any such authority, Company has withheld from each payment made to any of its past and present creditors, shareholders, officers, directors and employees the amount of all taxes, including but not limited to income tax, and other deductions required to be withheld therefrom and has paid the same to proper tax or other receiving officers within the time required under any applicable tax legislation; and

2.13 Company has no loans or indebtedness outstanding which have been made to directors, former directors, officers, shareholders and/or employees of Company or to any person or corporation not dealing at arm’s length with any of the foregoing except those to be discharged as part of this transaction other than as noted on any schedule hereto.

The Company hereby acknowledges that Parent is relying upon the above covenants, representations and warranties in connection with the completion by Parent of the transaction contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed on the schedules prepared by the Parent (the "Parent Schedules"), the Parent hereby represents and warrants to, and covenants with Company, as follows:

3.1 Parent has been duly incorporated and organized and is validly subsisting under the laws of Nevada and that it has the corporate power to hold its property and to carry on the business of Parent as now being conducted by it;

3.2 Except for Merger Sub which is a wholly-owned subsidiary of Parent, Parent has no subsidiaries and does not own, directly or indirectly, any ownership, equity, profits or voting interest in any person or have any agreement or commitment to purchase any such i8terest;

3.4 the authorized capital of Parent, as of the date hereof consists of an 125,000,000 number of common shares without par value, of which 26,442,123 shares are issued and outstanding at the date hereof. No person, firm or corporation now has, or at Closing will have, any agreement or option or any right capable of becoming an agreement for the purchase, subscription or issuance of any of the unissued shares in the capital of Parent other than as noted herein;

3.5 all shares issued to the Company Shareholders pursuant to this agreement will be duly issued, validly authorized, fully paid and non-assessable common shares of the capital stock of Parent;

3.6 no dividends on any shares in the capital of Parent have been declared, paid or authorized since its incorporation or will be declared, paid or authorized after the date hereof and up to Closing;

3.7 Parent has not guaranteed, or agreed to guarantee any debt, liability or other obligation of any person, firm or corporation;

3.8 Parent is in good standing with all regulatory authorities;

3.9 there are no orders, suits, fines, or injunctions, issued or threatened against Parent and Parent is in compliance with all laws, regulations and rules of any federal or provincial jurisdiction to which it is subject, and their no claims (including environmental claims) which have been made against Parent; nor are there any circumstances existing, to the knowledge of Parent, which 5ould result in such claims arising in the future;

3.10 Parent is, and has always been, in compliance with all environmental laws, including the applicable common law relating to the protection of the environment and public health and safety. Parent is not required to perform any work, repairs, construction, change in business practices or operations or comply with any written demand or notice with respect to any breach or liability under any environmental laws;

3.11 there are no material changes in the business or affairs of Parent which have not been properly and publicly disclosed;

3.12 Parent has not made nor agreed to make any loans to anyone;

3.13 Parent has no legal obligations of any kind or nature whatsoever except as disclosed herein with the exception of the obligation to issue shares as set out herein and with the exception of its normal obligations as a reporting issuer in the normal and ordinary course of business;

3.14 Parent has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to any financial statements of the Parent;

3.15 there are no restrictions on the business that may be carried on by Parent;

3.16 Board of Directors of Parent (including any required committee or subgroup of the Board of Directors of Parent) has, as of the date of this Agreement, approved this Agreement and the transactions contemplated hereby and Parent’s shareholders has, as of the date of this Agreement, unanimously approved this Agreement and the transactions contemplated hereby; and

3.17 Parent has filed or will be filing, all tax returns required to be filed by it and has paid all taxes which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable by it on or before the date hereof. Adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against Parent; there are no actions, suits, proceedings, investigations or claims now threatened or pending against Parent in respect of taxes, governmental charges or assessments, asserted by any such authority, Parent has withheld from each payment made to any of its past and present creditors, shareholders, officers, directors and employees the amount of all taxes, including but not limited to income tax, and other deductions required to be withheld therefrom and has paid the same to proper tax or other receiving officers within the time required under any applicable tax legislation.

Parent hereby acknowledges that the Company is relying upon the aforesaid representations and warranties in connection with the completion by the Company of the transaction contemplated hereby.

ARTICLE IV

PRE-CLOSING COVENANTS

Pre-Closing Covenants of the Company

4.1 The Company covenants as follows:
b.
the Company shall make available to the counsel and/or representatives of Parent, all books, accounts, records and other data of Company, including all minute books, share certificate books, share registers and other corporate documents including the constating (organizational) documents of Company, and all other data which in the opinion of the representatives of Parent, in its sole discretion, are required to make an examination of Company; and

c.	the business of Company will be carried on in the ordinary course after the date hereof and up to Closing.

Pre-Closing Covenants of Parent

4.2 Parent covenants as follows:

a. Parent shall make available to the counsel and/or representatives of the Company, all books, accounts, records and other data of Parent including all minute books, share certificate books, share registers and other corporate documents including the constating documents of Parent, and all other data which in the opinion of the representatives of the Company, in their sole discretion, are required to make an examination of Parent; and

b. the business of Parent will be carried on in the ordinary course after the date hereof and up to Closing.

ARTICLE V

CLOSING CONDITIONS

5.1 The obligations of Parent and Merger Sub to consummate and effect the Transaction shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) The Company will deliver to Parent at Closing, a legal opinion, in form satisfactory to counsel and/or representatives of for Parent that: (i) based solely on certificates issued by Nevada, Company has been duly incorporated and organized and is validly subsisting under the laws of the Nevada; and (ii) this Agreement has been duly authorized by Company;

(b) The president of Company will furnish a certificate that certifies the following:

(i).  all necessary steps and corporate proceedings of Company shall be taken to permit the Company to effect the Merger and the transactions contemplated thereby;

(ii) The representations and warranties of Company in this Agreement shall be true and correct in all material respects on and as of the date of this Agreement and at and as of the Closing as though such representations and warranties were made on and as of such time (except for such representations and warranties that speak specifically as of the date hereof or as of another date, which shall be true and correct as of such date).

(iii) The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date except to the extent that any failure to perform or comply (other than a willful failure to perform or comply or failure to perform or comply with an agreement or covenant reasonably within the control of the Company) does not, or will not, constitute a material adverse effect on the Company.

(e) That Parent shall be furnished with evidence satisfactory to it at Closing (which may be in the form of officers’ certificates or accounting or tax filings) that there are no arrears of or liabilities for taxes (including taxes on income), rates, assessments or other charges adversely affecting the assets of Company except taxes, rates, assessments of other charges accruing in the ordinary course of operations; and

(f) In case any of the foregoing conditions shall not be fulfilled at or before Closing, Parent may, by notice to the Company, terminate this agreement at which time all obligations of both Parent and the Company shall be terminated and the parties shall bear their own costs, including all legal fees. In such event, the parties will be mutually released from all claims, demands, actions, and obligations under this Agreement.

5.2 The obligations of Company to consummate and effect the Transaction shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

(a) Parent will deliver to the Company at Closing a legal opinion in form satisfactory to (or counsel for) the Company that:

(i). Parent has been duly incorporated and organized and is validly subsisting under the state laws of Nevada, it has the corporate power to own and lease its property and to carry on the business of Parent as now being conducted by it, and there are no restrictions on the business which may be carried on by Parent;

(ii). the authorized and issued capital of Parent consists of 125,000,000 number of common shares without par value, of which 26,442,123 shares are issued and outstanding as of the Closing Date.. No person, firm or corporation now has, or at Closing will have, any agreement or option or any right capable of becoming an agreement for the purchase, subscription or issuance of any of the unissued shares in the capital of Parent other than as noted herein.

(iii). all necessary corporate action and proceedings have been taken by Parent and Parent’s shareholders to authorize the Transaction and various agreements and covenants contemplated hereby, including, without limitation, the due and valid issuance of the Parent Shares at Closing to the Company Shareholders;

(iv). this Agreement has been duly authorized executed and delivered by Parent and constitutes legal, valid and binding obligations of Parent, enforceable in accordance with its terms except as may be limited by bankruptcy, insolvency and other similar laws relating to creditors’ rights generally and except that specific performance, injunction and other equitable remedies may only be granted in the discretion of a Court of competent jurisdiction;

 (v). as to such other matters incidental to the matters herein contemplated as the Company and or its counsel may reasonably request.

(b) the president of Parent will furnish a certificate certifying:

(i) that each of the covenants, representations and warranties of Parent set out in this agreement are true and correct as at Closing and that Parent has performed its covenants contained herein, provided however that the receipt of such certificates and the closing of the transaction contemplated by this Agreement shall not be a waiver of the covenants, representations and warranties contained in this Agreement, which covenants, representations and warranties shall survive Closing and, notwithstanding the closing of the exchange of shares contemplated by this Agreement, shall continue in full force and effect, subject to Article V. Post Closing Conditions herein;

(ii) that all necessary steps and corporate proceedings, including the approval of the Board of Directors and the shareholders of Parent, as approved by the Company (or its counsel), shall be taken to permit the Parent Shares to be duly and regularly issued to the Company’s shareholders or its nominee(s);

(iii) that the Company Shareholders shall be furnished with evidence satisfactory to it at Closing that there are no arrears of or liabilities for taxes (including taxes on income), rates, assessments or other charges;

(iv) that at or before Closing, there shall have been obtained from the appropriate federal, provincial, state, municipal or other governmental or administrative bodies all such approvals or consents as may be required- if applicable- to permit the exchange of the Company Shares and the issuance of the Parent Shares herein provided for to be completed; and

(v) Parent shall have obtained a lease for the necessary acreage (not to exceed 50 acres), on a ninety-nine year lease, at the Port of Helena, Arkansas location, for permitting and construction of a 10,000 sq ft Biomass facility;

(vi) that at Closing, Parent shall hold all such licences and permits as may be requisite for the carrying on of its intended business contemplated by this Agreement.

In case any of the foregoing conditions shall not be fulfilled at or before Closing, the Company may, by notice to Parent, terminate this agreement at which time all obligations of Parent and the Company Shareholders shall be terminated and the parties shall bear their own costs, including all legal fees. In such event, the parties will deliver mutual releases from all claims, demands, actions, and obligations under this Agreement.

5.2 The respective obligations of each party to this Agreement to effect the Transaction shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Required Approvals. This Agreement and the Transaction have been duly approved and adopted, by the requisite vote, if any, of the Company’s stockholders and by the requisite actions of the Board of Directors of the Company under the laws of the State of Nevada and the Company Charter Documents, and by the requisite actions of the Board of Directors of Parent and the stockholders of Parent under the laws of the State of Nevada and the Parent Charter Documents;

(b) Assumption of Options and Warrants. The Company shall have taken all necessary steps to effectuate the provisions of Sections 1.6(b) and (c), including obtaining all necessary consents and releases, if any, from the holders of Company Stock Options and Company Common Stock Warrants. The Company shall have obtained agreements terminating all pre-emptive rights; and

(c) Blue Sky Laws. The issuance of Parent Common Stock to be issued under this Agreement shall be exempt from, or have been qualified under, the Blue Sky Laws of each appropriate jurisdiction to the satisfaction of Parent and the Company and their respective counsels;

(d) Both Parent and Company shall have completed its due diligence of the other to the reasonable satisfaction of each;

(e) Both Parent and Company shall have performed and complied with all covenants, agreements, covenants and conditions required by this Agreement to be performed or complied with by it at or prior to Closing.

(f) neither any event shall have occurred, nor any action, act or proceedings or litigation of any kind whatsoever shall have been commenced which, in the opinion of the Company, is directly related to the transactions contemplated hereunder and is, or may be, materially adverse to the Company;

(g) there shall have been no material adverse change in the business, condition, assets, liabilities, operations, or financial performance of Parent since the date of the Agreement.

In case any of the foregoing conditions shall not be fulfilled at or before Closing, both Parent and Company may, by notice to to the other, terminate this agreement at which time all obligations of Parent and the Company shall be terminated and the parties shall bear their own costs, including all legal fees. In such event, the parties will be mutually released from all claims, demands, actions, and obligations under this Agreement.

ARTICLE VI

POST-CLOSING COVENANTS

6.1 Post-Closing Covenants. The parties hereto acknowledge and agree that the agreements contained in this Section 9.1 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither party would enter into this Agreement. The parties hereto acknowledge and agree that the failure by Parent or the Company to satisfy, perform and comply with the covenants set forth in this Section 9.1 ("Post-Closing Covenants") following the Closing will have a material adverse effect on Surviving Corporation. During the period beginning upon the Closing and, unless for a longer period indicated below, ending on the second anniversary of the Closing, Parent agrees to, and the Company agrees to cause Parent to, satisfy the following agreements and covenants:

(a) Equity Financing. On or before (i) May 30, 2007, on terms and conditions acceptable to all members of Parent’s Board of Directors, Parent shall have completed, closed and received the proceeds from a private placement offering of its common stock, exempt from registration under the Securities Act pursuant to Regulation D promulgated thereunder, with net proceeds of a minimum of $7,500,000, and (ii) April 30, 2008, on terms and conditions acceptable to all members of Parent’s Board of Directors, Parent shall have completed, closed and received the proceeds from a private placement offering of its common stock, exempt from registration under the Securities Act pursuant to Regulation D promulgated thereunder, with net proceeds sufficient for the construction and implementation of the desired facility and technologies.

(b) Reporting Company. On or before September 1, 2007, merge with a Section 12(g) reporting company in compliance with and current in its reporting requirements under the Exchange Act, and to remain quoted on, at a minimum, a nationally-recognized stock in the United States. The parties hereto agree and acknowledge that the monetary cost of the publicly traded shell and any dilution caused by the acquisition of the Parent shall be borne exclusively by the stockholders of the Parent immediately prior to the Effective Date.

(c) Upon completion of the merger with a Reporting Company under Section 9.1(b) of this Agreement, Parent shall file within the statutory time limits any required filings or notifications with the SEC, NASDAQ and any other federal, state or regulatory agency including any agency or organization with jurisdiction over any exchange on which the Parent’s securities are listed or traded, and responds in a timely manner, and to the satisfaction of the SEC, to any review or inquiry by the SEC to the Transaction Form 8-K and the U.S. GAAP Financial Statements contained therein.

(d) (i) Certify in writing to any person holding restricted shares of Parent Common Stock as of the date of this Agreement that Parent has filed all of the reports required to be filed by it under the Exchange Act to enable such person to sell such person's restricted stock under Rule 144 or 145, as may be applicable in the circumstances, or will inform such person in writing that it has not filed any such report or reports, upon being informed in writing by such person of its intent to sell any shares under Rule 144 or Rule 145 promulgated under the Securities Act (including any rule adopted in substitution or replacement thereof), (ii) if any certificate representing any restricted shares of Parent Common Stock is presented to Parent’s Transfer Agent for registration of transfer in connection with any sale theretofore made or to be made under Rule 144 or 145, provided such certificate is duly endorsed for transfer by the appropriate person(s) or accompanied by a separate stock power duly executed by the appropriate person(s) in each case with reasonable assurances that such endorsements are genuine and effective, and is accompanied by an opinion of counsel satisfactory to Parent and its counsel that such transfer has complied with the requirements of Rule 144 or 145 (“Opinion”), as the case may be, promptly instruct the Transfer Agent to register such transfer and to issue one or more new certificates representing such shares to the transferee and, if appropriate under the provisions of Rule 144 or 145, as the case may be, free of any stop transfer order or restrictive legend.

(e) The Parent shall invite Sorrento Financial Partners, LLC to attend all meetings of the board or directors of Parent in a nonvoting observer capacity and, in this respect, shall give Sorrento Financial Partners, LLC copies of all notices, minutes, consents and other materials that it provides to members of the board of directors.

(f) Post-Closing Indemnification. Parent hereby agrees to hold harmless and indemnify the former officers and directors of Parent and Company to the full extent authorized or permitted by the provisions of the Nevada Revised Statues, as such may be amended from time to time, and the Company’s Bylaws, as such may be amended, for a period of five (5) years from the Effective Date pursuant to the form of Indemnification Agreement in substantially the form as attached hereto as Exhibit 5.1(e)..

(g) Directors and Officers Liability Insurance Extended Reporting Endorsement. Parent shall purchase at Parent’s expense an extended reporting endorsement, or a "tail," for each claims-made insurance policy now in effect at the Company to provide continued coverage for any event or omission which may have occurred during the policy period which could give rise to coverage under such policy for a period of five (5) years. Parent shall name Company and each of its current and former officers and directors as additional insureds with respect to each such extended reporting endorsement.

(h) Disposition of Securities Held by Company. Parent agrees that it will not sell or otherwise dispose, or cause to be sold or otherwise cause to be disposed, more than five thousand (5,000) shares of any securities or “cash equivalents,” held in the name of the Company on the Effective Date, in any five day period.

ARTICLE VII

MISCELLANEOUS

7.1 Unless herein otherwise expressly provided, any notice, request, direction, consent, waiver, extension, agreement or other communication (a “Communication”) that is or may be given or made hereunder shall be in writing addressed as follows:

If to Parent, at
1755 CENTRAL “I” DENVER CO. 80211
Attention: FRITZ C. VOELKER
Telephone:	(303) 377-0029
Fax:	(303) 455-1490

If to Company, at
1800 Century Park East
Suite 600, Los Angeles, CA 90067
Attention: Steve Racoosin
Telephone:	(310) 556-0025
Fax:	(303) 556-0026

To be valid for the purposes of this Agreement, any Communication is to be written and either personally delivered to the addressee or sent by facsimile transmission to the addressee, and a notice or communication which is:

a. personally delivered, if delivered before 4:00 p.m. (local time at place of delivery) on a day other than a Saturday, Sunday or statutory holiday (a “Business Day”), deemed to have been given and received on that day and, in any other case deemed to have been given and received on the first Business Day after the day on which it is delivered; or

b. sent by facsimile transmission is, if sent before 4:00 p.m. (local time at place of transmission) on a Business Day, deemed to have been given and received on that day and, in any other case, deemed to have been given and received on the first Business Day after the day on which it is sent.

7.2 This agreement supersedes all other prior discussions or agreements with respect to this transaction and any such discussions or agreements are hereby declared to be rescinded and are null and void.

7.3 This Agreement shall be governed by the laws of the STATE OF NEVADA and the federal laws of the U.S., applicable therein.

7.4 No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the first sentence of this Section, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.5 This Agreement may be signed in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth above and execution and delivery by facsimile (fax) transmission shall be deemed to be good and sufficient execution and delivery.

7.6 Each of the parties represents and warrants that they have not authorized any broker, finder or agent to represent them in connection with the negotiation of this transaction. Each agrees to indemnify and save the others harmless from any other claim, commission, finder’s or broker’s fee because of any act, omission, or statement of such party which causes the incurring of any other claim, commission, finder’s or broker’s fee.

7.7 All parties agree to use their reasonable best efforts to cooperate, provide, or enter into any agreements required to give effect to this transaction and to satisfy the conditions of closing contained in this agreement.

7.8  Each party has been advised to seek its own independent legal, tax, financial or other professional advice and acknowledges that it has had the opportunity to do so. No party to this agreement is making any representation or warranty as to the tax consequences of the transfer contemplated hereby. Each party agrees to obtain and be guided by its own legal, tax and securities advisor. The Company Shareholders has satisfied itself that the transactions contemplated herein do not contravene U.S securities laws and there is an appropriate securities exemption to enable it to complete the transactions contemplated herein.

7.9. Any disputes or claims arising under or in connection with this Agreement or the transactions contemplated hereunder shall be resolved by binding arbitration. Notice of a demand to arbitrate a dispute by either party shall be given in writing to the other at their last known address. Arbitration shall be commenced by the filing by a party of an arbitration demand with the American Arbitration Association (“AAA”) in its office in Las Vegas, Nevada USA. The arbitration and resolution of the dispute shall be resolved by a single arbitrator appointed by the AAA pursuant to AAA rules. The arbitration shall in all respects be governed and conducted by applicable AAA rules, and any award and/or decision shall be conclusive and binding on the parties. The arbitration shall be conducted in Las Vegas, Nevada. The arbitrator shall supply a written opinion supporting any award, and judgment may be entered on the award in any court of competent jurisdiction. Each party shall pay its own fees and expenses for the arbitration, except that any costs and charges imposed by the AAA and any fees of the arbitrator for his services shall be assessed against the losing party by the arbitrator. In the event that preliminary or permanent injunctive relief is necessary or desirable in order to prevent a party from acting contrary to this Agreement or to prevent irreparable harm prior to a confirmation of an arbitration award, then either party is authorized and entitled to commence a lawsuit solely to obtain equitable relief against the other pending the completion of the arbitration in a court having jurisdiction over the parties. All rights and remedies of the parties shall be cumulative and in addition to any other rights and remedies obtainable from arbitration.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

BIOGOLD FUELS CORPORATION

By:
WALTER WENDLAND, CHAIRMAN

BIO-GOLD ACQUISITION, INC.

By:
WALTER WENDLAND, CHAIRMAN

FULL CIRCLE INDUSTRIES, INC.

By:
STEVE RACOOSIN, CEO